Exhibit 99.1 Corporate Communications

Fitch Ratings assigns CNH Industrial a Long-Term Investment Grade Rating

London, October 24, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on October 24, 2017 Fitch Ratings assigned CNH Industrial N.V. and CNH Industrial Capital LLC long-term issuer default ratings of ‘BBB-’. The outlook of both companies is stable. Fitch Ratings also assigned a short-term issuer default rating to CNH Industrial Capital LLC of ‘F3’.

This rating action follows the upgrade from Standard and Poor’s, on June 15, 2017, of the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to ‘BBB-’ with stable outlook.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom